Exhibit 99.4

SUPPORT AND VOTING AGREEMENT

THIS AGREEMENT is made as of April 1, 2024.

BETWEEN:

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC, a legal person governed by an Act respecting the
Caisse de dépôt et placement du Québec

(the “Shareholder”)

- and -

NEON MAPLE PURCHASER INC., a corporation existing under the Canada Business Corporations Act.

(the “Purchaser”)

WHEREAS the Shareholder is the registered and/or beneficial owner of 17,652,159 Multiple Voting Shares and nil Subordinate Voting Shares (the “Subject Securities”) in the share capital of Nuvei Corporation, a corporation existing under the Canada Business Corporations Act (the “Company”);

WHEREAS the Purchaser and the Company wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”);

WHEREAS the Shareholder has entered into a share transfer agreement with the Purchaser concurrently with the entering into of this Agreement (the “Rollover Agreement”); and

WHEREAS, as a condition to the willingness of the Purchaser to enter into the Arrangement Agreement and the Rollover Agreement and incur the obligations set forth therein, the Purchaser has requested that the Shareholder enters into this Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

Article 1
INTERPRETATION

Section 1.1 Definitions in Arrangement Agreement

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

Article 2
COVENANTS OF THE SHAREHOLDER

Section 2.1 General

The Shareholder hereby covenants and irrevocably agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 5, except as permitted by this Agreement:

(a)	at the Meeting (including in connection with any separate vote of any sub-group of securityholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution or the Arrangement and the transactions contemplated by the Arrangement Agreement and the Rollover Agreement (collectively with any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement and the Rollover Agreement, the “Transactions”) is sought, the Shareholder shall cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities in favour of the approval of the Arrangement Resolution and the Transactions and against any proposed action or agreement which would reasonably be expected to adversely affect, prevent or materially delay with the completion of the Transactions;

(b)	at any meeting of securityholders of the Company (including in connection with any separate vote of any sub-group of securityholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities against any proposed action by the Company or any other Person in respect of any Acquisition Proposal (other than the Transactions) and any proposed action or agreement which would reasonably be expected to adversely affect, prevent or materially delay the completion of the Transactions;

(c)	in connection with and subject to Section 2.1(a) and Section 2.1(b), as soon as practicable following the mailing of the Circular and in any event no later than ten (10) days prior to the Meeting (and any other meeting contemplated in Section 2.1(a) or Section 2.1(b)), the Shareholder shall deliver or cause to be delivered, to the Company, with a copy to the Purchaser, duly completed and executed proxies or voting instruction forms voting in accordance with the Shareholder’s obligations in Section 2.1(a) and Section 2.1(b), as applicable, to name in such proxies or voting instruction forms those individuals as may be designated by the Company in the Circular and such proxies or voting instruction forms not to be revoked or withdrawn without the prior written consent of the Purchaser;

(d)	the Shareholder hereby revokes and will take all steps necessary to effect the revocation of any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement and agrees not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement;

(e)	the Shareholder shall not, directly or indirectly, (i) solicit proxies, or become a participant in a solicitation, in opposition to, or competition with, the Arrangement Agreement or the Transactions, (ii) act jointly or in concert with others for the purpose of opposing or competing with the Purchaser in connection with the Arrangement Agreement or the Transactions, (iii) publicly withdraw support from the Arrangement or the transactions contemplated by the Arrangement Agreement or publicly approve or recommend any Acquisition Proposal, (iv) enter, or propose publicly to enter, into any agreement, arrangement or understanding related to any Acquisition Proposal, (v) solicit, initiate, cause, knowingly encourage, or take any other action designed to facilitate any inquiry, indication of interest or the making of any proposal that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, (vi) participate in any discussions or negotiations with any Person (other than the Purchaser or any of its affiliates) regarding any inquiry, indication of interest or the making of any proposal that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, (vii) furnish to any Person any information in connection with or in furtherance of any inquiry, indication of interest or the making of any proposal that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, or (viii) requisition or join in the requisition of any meeting of securityholders of the Company for the purpose of considering any resolution related to any Acquisition Proposal or, without the consent of the Purchaser, any other matter that could reasonably be expected to adversely affect, prevent or materially delay with the Meeting or the completion of the Arrangement;

(f)	the Shareholder shall not, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer” and “to Transfer” shall have a correlative meaning), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person, other than pursuant to the Arrangement Agreement or the Rollover Agreement; (ii) grant any proxies, voting instructions or power of attorney, deposit any of its Subject Securities into any voting trust or pooling arrangement, or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement and any amendment thereto; (iii) convert any Multiple Voting Shares into Subordinate Voting Shares or (iv) agree to take any of the actions described in the immediately preceding clauses (i) to (iii); provided that, the Shareholder may (i) Transfer its Subject Securities to a corporation or other entity directly or indirectly owned or controlled by the Shareholder or under common control with or controlling the Shareholder provided that (x) such Transfer shall not relieve or release the Shareholder of or from its obligations under this Agreement, including, without limitation, the obligation of the Shareholder to vote or cause to be voted all of its Subject Securities at the Meeting in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the Transactions, and (y) prompt written notice of such Transfer is provided and the transferee agrees to be bound by the terms of this Agreement and the Rollover Agreement as though it were an original signatory hereto and thereto on terms acceptable to the Purchaser acting reasonably;

(g)	the Shareholder shall not take any other action of any kind, directly or indirectly, which would make any representation or warranty of the Shareholder set forth in this Agreement untrue or incorrect in any material respect or have the effect of preventing, impeding, interfering with or adversely affecting the performance by the Shareholder of its obligations under this Agreement;

(h)	the Shareholder shall not, in respect of its Subject Securities and any other securities of the Company over which the Shareholder exercises control or direction, exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the Transactions; and

(i)	the Shareholder shall promptly notify the Purchaser of the number of any additional securities of the Company that the Shareholder purchases or otherwise acquires beneficial and/or registered ownership of or an interest in, or acquires the right to vote or share in the voting of, or acquires control or direction over, after the date hereof, including all securities which its Subject Securities may be converted into, exchanged for or otherwise changed into. Any such additional securities shall be subject to the terms of this Agreement as though owned by the Shareholder on the date hereof and shall be included in the definition of “Subject Securities.” Without limiting the foregoing, in the event of any stock split, stock dividend or other change in the capital structure of the Company affecting the securities of the Company, the number of securities constituting its Subject Securities shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any securities of the Company issued to Shareholder in connection therewith.

Section 2.3 Response to Acquisition Proposal

Notwithstanding any provision of this Agreement to the contrary, if the Company provides the Shareholder and the Purchaser with a certificate (which certificate shall be delivered to the Shareholder and the Purchaser concurrently) executed by the Chair of the Special Committee, in his capacity as such and not in his personal capacity and without personal liability, stating that (i) the Board, after consultation with its legal and financial advisers and upon the recommendation of the Special Committee, has received an Acquisition Proposal which the Board has determined constitutes or could reasonably be expected to constitute or lead to a Superior Proposal (a “Recommended Acquisition Proposal”) and (ii) the Board is permitted by Article 5 of the Arrangement Agreement to provide specified information to the Shareholder regarding the Recommended Acquisition Proposal, and (iii) the Recommended Acquisition Proposal does not contemplate any equity financing or debt financing from the Shareholder (other than a rollover or reinvestment of any Subject Securities or the proceeds thereof, as applicable) then (and only then) the Shareholder shall be entitled to (A) deliver to the Board a request to receive information relating to the Recommended Acquisition Proposal, including (1) any related financing terms and (2) any terms which would require the consent or agreement of the Shareholder in connection with the Recommended Acquisition Proposal (including, if applicable, terms of a proposed voting support agreement and rollover or reinvestment agreement, if any, that the Person under such Recommended Acquisition Proposal has proposed), and a description of the expectations (if any) with respect to the Shareholder and the other holders of Multiple Voting Shares, including the rollover or reinvestment required or permitted by the Shareholder and, if applicable, the proposed governance terms related thereto, and, if applicable, the terms of future employment or other role of the Shareholder or its beneficial owner with the Company or its successor resulting from completion of the transactions contemplated by the Recommended Acquisition Proposal and (3) the views of the Board and the Special Committee with respect thereto, including the views of their respective legal and financial advisers (the “Permitted Information Request”), (B) receive a written response to a Permitted Information Request, and (C) engage or participate in discussions and negotiations with the Board and the Special Committee and their respective Representatives, the other holders of Multiple Voting Shares, and the Shareholder’s and the other holders of Multiple Voting Shares’ respective Representatives with respect to the foregoing, in each case, for the purpose of informing the Board and/or the Special Committee, as applicable, as to whether the Shareholder, in its capacity as a Shareholder, would be likely to support and vote in favour of such Recommended Acquisition Proposal, enter into agreements in respect of the Acquisition Proposal, including, for greater certainty, agreements relating to voting support and rollover or reinvestment of any Subject Securities or the proceeds thereof, and related governance matters and employment terms, if the Board were to determine that such Acquisition Proposal is a Superior Proposal (the discussions and negotiations contemplated by this clause (C), “Approved Discussions”); provided that Approved Discussions may only occur if (a) the Recommended Acquisition Proposal did not result from a material breach by the Shareholder of any of the provisions of this Agreement, and (b) the Company has complied with its notification obligations to the Purchaser pursuant to Section 5.2 and Section 5.3 of the Arrangement Agreement.

Article 3
SHAREHOLDER CAPACITY AND FIDUCIARY DUTIES

Notwithstanding any provision of this Agreement to the contrary, the Purchaser hereby agrees and acknowledges that the Shareholder is executing this Agreement and is bound hereunder solely in its capacity as a shareholder of the Company. Without limiting the provisions of the Arrangement Agreement and subject to the provisions of the Rollover Agreement, nothing contained in this Agreement shall in any way limit or affect any actions taken by the Shareholder or any shareholder or representative of the Shareholder, solely in his or her capacity, if any, as director or officer of the Company, and the Shareholder or any shareholder or representative of the Shareholder that is a director or officer of the Company shall not be limited or restricted in any way whatsoever in the exercise of his or her fiduciary duties as a director or officer of the Company.

Article 4
REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of the Shareholder

The Shareholder represents and warrants to the Purchaser as follows, and acknowledges that the Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)	Capacity and Authorization. The Shareholder is a legal person duly constituted, validly existing and in good standing under the laws of the jurisdiction of its formation and it has all requisite corporate or other power and authority to enter into and deliver this Agreement and to perform its obligations hereunder and no other corporate or other proceedings on its part are necessary to authorize this Agreement.

(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms subject only to (i) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction and the execution and delivery of this Agreement by the Shareholder, and performance of its obligations hereunder do not and will not (i) contravene, conflict with, or result in a violation or breach of the Constating Documents of the Shareholder, or (ii) to its knowledge, contravene, conflict with or result in a violation or breach of Law.

(c)	Ownership of Subject Securities and Other Securities by the Shareholder. Other than the Subject Securities, the Shareholder does not own of record or beneficially, or exercise control or direction over, or hold any right to acquire, any securities or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)	Exercise of control or direction. The Shareholder is the sole legal and beneficial owner of the Subject Securities. Except as contemplated in the Arrangement Agreement and under the Rollover Agreement and this Agreement, the Shareholder is and will be, immediately prior to the Effective Time on the Effective Date, the legal and beneficial owner of its Subject Securities, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever.

(e)	No Agreements. No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement, the Arrangement Agreement or the Rollover Agreement.

(f)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote the Subject Securities as contemplated herein. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings shareholders or give consents or approvals of any kind.

(g)	Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

(h)	Legal Proceedings. There are no legal Proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Shareholder, threatened against the Shareholder or any judgment, decree or order against the Shareholder that would materially adversely affect in any manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder.

Section 4.2 Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants to the Shareholder as follows, and acknowledge that the Shareholder is relying upon such representations and warranties in entering into this Agreement that:

(a)	Capacity and Authorization. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement;

(b)	Enforceable. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to (i) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	No Breach. The execution and delivery of this Agreement by the Purchaser, and performance of its obligations hereunder do not and will not (i) contravene, conflict with, or result in a violation or breach of the Constating Documents of the Purchaser, or (ii) assuming satisfaction of, or compliance with, the matters referred to in Paragraph (4) [Governmental Authorization] of Schedule D of the Arrangement Agreement, contravene, conflict with or result in a violation or breach of Law; except as would not, individually or in the aggregate, materially delay, impede or prevent the ability of the Purchaser to consummate the Arrangement and the transactions contemplated thereby.

(d)	Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by the Purchaser in connection with the execution, delivery or performance of this Agreement.

(e)	Legal Proceedings. There are no legal Proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Purchaser, threatened against the Purchaser or any judgment, decree or order against the Purchaser that would materially adversely affect in any manner the ability of the Purchaser to enter into this Agreement and to perform its obligations hereunder.

Article 5
TERMINATION

Section 5.1 Termination

This Agreement will terminate and be of no further force and effect upon the earliest to occur of:

(a)	written agreement of the parties hereto;

(b)	written notice by the Shareholder to the Purchaser if:

(i)	the Purchaser is in default of any covenant or condition contained herein or in the Rollover Agreement and such default would cause any condition in Section 6.3(1) or Section 6.3(2) of the Arrangement Agreement, as applicable, not to be satisfied, and such default is incapable of being cured in accordance with the terms of Section 4.11(3) of the Arrangement Agreement;

(ii)	without the prior written consent of the Shareholder, there is (A) a modification, waiver, amendment or supplement to the Arrangement Agreement that may reasonably be expected to have a material adverse effect on the Transactions or on the economic interests of the Shareholder, including a decrease in the Consideration payable under the Arrangement Agreement or the aggregate consideration payable to the Shareholder for its Rollover Shares or a change in the form of such consideration, or (B) any other material amendment or modification to the Transactions that is adverse to the Shareholder in a manner disproportionate to all other Shareholders or the Rollover Shareholders (as such terms are defined in the Arrangement Agreement), as applicable; or

(iii)	any representation or warranty of the Purchaser under this Agreement or the Rollover Agreement is at the date hereof or becomes at any time untrue or incorrect in any material respect, if such inaccuracy would cause any condition in Section 6.3(1) or Section 6.3(2) of the Arrangement Agreement, as applicable, not to be satisfied, and such inaccuracy is incapable of being cured in accordance with the terms of Section 4.11(3) of the Arrangement Agreement;

provided that at the time of such termination, the Shareholder is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) or Section 6.2(2) of the Arrangement Agreement not to be satisfied;

(c)	written notice by the Purchaser to the Shareholder if:

(i)	the Shareholder is in default of any covenant or condition contained herein or in the Rollover Agreement and such default would cause any condition in Section 6.2(1) or Section 6.2(2) of the Arrangement Agreement not to be satisfied, and such default is incapable of being cured in accordance with the terms of Section 4.11(3) of the Arrangement Agreement; or

(ii)	any representation or warranty of the Shareholder under this Agreement is at the date hereof or becomes at any time untrue or incorrect in any material respect, if such inaccuracy would cause any condition in Section 6.2(1) or Section 6.2(2) of the Arrangement Agreement not to be satisfied, and such inaccuracy is incapable of being cured in accordance with the terms of Section 4.11(3) of the Arrangement Agreement;

(d)	the Effective Time; and

(e)	the date the Arrangement Agreement has been terminated in accordance with its terms.

Section 5.2 Effect of Termination

If this Agreement is terminated pursuant to this Article 5, this Agreement will become void and of no further force or effect without liability of any party to any other party to this Agreement except in respect of any liability for any breach of this Agreement which occurred prior to such termination, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein. The Shareholder shall be entitled to withdraw any form of proxy in respect of the Arrangement Resolution in the event that this Agreement is terminated in accordance with this Article 5.

Article 6
GENERAL

Section 6.1 Further Assurances

The Shareholder and the Purchaser shall, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 6.2 Disclosure

Except as required by applicable Laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other party, which shall not be unreasonably conditioned, withheld or delayed. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement or that refers to the Shareholder in connection with the Transactions and to provide each other with reasonable opportunity to review and comment any draft of such public announcement or statement and to reasonably consider any such comments, subject to the overriding obligations of applicable Laws. Subject to the foregoing, each of the Shareholder and the Purchaser hereby consents to the disclosure of the substance of this Agreement in any press release, documents filed with the Court in connection with the Arrangement or any filing pursuant to applicable Securities Laws, including the Circular and the Schedule 13E-3.

Section 6.3 Time

Time shall be of the essence of this Agreement. The mere lapse of time in the performance of the terms of this Agreement by any party will have the effect of putting such party in default in accordance with Articles 1594 to 1600 of the Civil Code of Québec.

Section 6.4 Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein. Each party to this Agreement irrevocably attorns and submits to the exclusive jurisdiction of the Québec courts situated in the City of Montreal and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum.

Section 6.5 Entire Agreement

This Agreement and the Rollover Agreement constitute the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 6.6 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

Section 6.7 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

Section 6.8 Assignment

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto, except that the Purchaser may assign all or any portion of its rights and obligations under this Agreement to any of its affiliates, provided, however, that no such assignments shall relieve the Purchaser of its obligations hereunder.

Section 6.9 Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by email, in the case of:

(a)	to the Purchaser at:

Neon Maple Purchaser Inc.

c/o Advent International, L.P.

Prudential Tower, 800 Boylston Street

Boston, MA 02199-8069

Attention: Amanda McGrady Morrison

Email: [Redacted]

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP

199 Bay Street, Suite 4000

Toronto, Ontario M5L 1A9

Attention: Shlomi Feiner and Catherine Youdan

Email: [Redacted] and [Redacted]

and to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Willard S. Boothby, P.C. and Frances D. Dales

Email: [Redacted] and [Redacted]

to the Shareholder at:

Caisse de dépôt et placement du Québec

1000 place Jean-Paul-Riopelle

Jacques-Parizeau Building

Montreal, Québec H2Z 2B3

Attention: Jacques Marchand and Michèle Lefaivre

Email: [Redacted] and [Redacted]

with a copy to (which shall not constitute notice):

McCarthy Tétrault LLP

1000 de la Gauchetière Street West

Suite MZ400

Montreal, Québec H3B 0A2

Attention: Patrick Boucher and Louis-Charles Filiatrault

Email: [Redacted] and [Redacted]

or to such other address as the relevant Person may from time to time advise by notice in writing given pursuant to this Section 6.9. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

Section 6.10 Specific Performance and other Equitable Rights

(a)	The parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for proof of damages or for the securing or posting of any bond in connection with the obtaining of any such relief. The rights set forth in this 6.10, including rights of specific performance and enforcement, subject to Section 6.10(b), are in addition to any other remedy to which the parties may be entitled at Law or in equity. None of the parties shall object to the granting of injunctive relief, specific performance or other equitable relief on the basis that there exists an adequate remedy at law.

(b)	Each party hereby agrees not to raise any objections to the availability of the equitable remedies provided for herein and the parties further agree that (a) by seeking the remedies provided for in this Section 6.10, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages), and (b) nothing set forth in this Section 6.10 shall require any party hereto to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 6.10 prior or as a condition to exercising any termination right under this Agreement (and/or receipt of any amounts due in connection with such termination), nor shall the commencement of any Proceeding pursuant to this Section 6.10 or anything set forth in this Section 6.10 restrict or limit any party’s right to terminate this Agreement in accordance with the terms hereof, or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 6.11 Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

Section 6.12 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts executed and delivered by electronic means) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

Section 6.13 English Language

The parties expressly acknowledge that it is their express wish that this Agreement and all ancillary and related documents thereto be drafted in the English language. Les parties aux présentes confirment leur volonté expresse que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:	(Signed) “Jacques Marchand”
Name: Jacques Marchand
Title: Managing Director, Private Large Capitalizations

By:	(Signed) “Catherine Beauchemin”
Name: Catherine Beauchemin
Title: Senior Director

[Signature page to the Shareholder Support and Voting Agreement]

NEON MAPLE PURCHASER INC.

By:	(Signed) “Ben Scotto”
Name: Ben Scotto
Title: President

[Signature page to the Shareholder Support and Voting Agreement]